Exhibit 11.4

[Translation]

Regulations Pertaining to the Trading of Securities, Etc. of Outside Directors

Effective from August 1, 2025

Article 1: Objective

These regulations establish provisions that must be observed by outside directors of Mizuho Financial Group, Inc. (hereafter “MHFG”) regarding the trading of securities, etc. by outside directors of MHFG.

Article 2: Prohibition of Illicit Use of Information

Outside directors of MHFG must strictly comply with laws and regulations, and must not engage in illicit investments, including insider trading.

Article 3: Prohibition on Use of Position

Outside directors of MHFG must not enjoy personal gain through use of their duties or position.

Article 4: Prohibition of Speculative Transactions

Outside directors of MHFG must not conduct trading of securities, etc. solely for the purpose of pursuing speculative profits.

Article 5: Prohibition of Trading Securities, Etc. issued by MHFG and its subsidiaries

1.

Outside directors of MHFG, in principle, must not engage in trading of securities, etc. issued by MHFG or its subsidiaries (as defined in separate detailed regulations) in their own names or in the name of a third party, except for acquiring the shares of MHFG under the executive compensation system and purchasing or selling the shares of MHFG through the executives stock ownership plan in compliance with the requirements of applicable laws and regulations.

2.

Outside directors of MHFG must notify MHFG in advance when they intend to conduct trading of securities, etc. issued by MHFG or its subsidiaries within one year after retirement. If MHFG determines that such trading may constitute an insider trading, etc., the outside director of MHFG must not conduct such trading.

Article 6: Notification of Trading For Unavoidable Reasons

Outside directors of MHFG must submit the prescribed “Notification and Declaration” to MHFG in advance and obtain prior approval from MHFG when they intend to conduct trading of securities, etc. issued by MHFG or its subsidiaries, which is, in principle, prohibited under Paragraph 1 of the preceding article of these regulations, for unavoidable reasons.

Article 7: Prior Notification for Trading of Securities, Etc. Other Than Those Issued by Mizuho or Its Subsidiaries

Outside directors of MHFG must notify MHFG in advance when they intend to conduct trading of securities, etc. other than securities, etc. issued by MHFG or its subsidiaries. If MHFG determines that such trading may constitute an insider trading, etc., the outside director of MHFG must not conduct such trading.

Article 8: Submission of Pledge Regarding Trading of Securities, Etc.

Outside directors of MHFG must submit the prescribed “Pledge Regarding Trading of Securities, Etc.” to MHFG.

Article 9: Revision and Termination

These regulations shall be revised or terminated by resolution of the board of directors; provided, however, that to the extent that no substantive change is required to the content of these regulations, amendments to these regulations associated with changes to the organization or names of entities, etc., may be determined by the General Manager of the Corporate Secretariat.

Article 10: Detailed Rules

Detailed rules for these regulations shall be determined by the General Manager of the Corporate Secretariat.

Article 11: Division with Jurisdiction

The division with jurisdiction over these regulations shall be the Corporate Secretariat.

End